Exhibit 1

James D. Dunning, Jr.	Alan G. Hassenfeld
2 Sutton Place South	The Owen Building
Apt 17D	101 Dyer Street
New York, NY 10022	Suite 401
Providence, RI 02903

Knott Partners	Gregory E. Smith
485 Underhill Boulevard	1401 NE 70th Street
Suite 205	Oklahoma City, OK 73111
Syosset, NY 11791
VIA E-MAIL AND OVERNIGHT MAIL
September 26, 2011
The Board of Directors
China Ceramics Co. Ltd.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Jinjiang Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Paul K. Kelly, Chairman
China Ceramics Co. Ltd.
c/o Stuart Management Company
830 Post Road East
Suite 205
Westport, CT 06880
Re:      China Ceramics Co. Ltd. — Take-Private Proposal
Gentlemen:
We are writing to you in our capacities as shareholders who collectively own approximately 13.4% (approximately 23.7% excluding Huang Jia Dong’s, Paul Kelly’s and Cheng Davis’ ownership) of the issued and outstanding shares of China Ceramics Co., Ltd. (“CCCL” or the “Company”). As you are aware, our group includes members of the founding group of China Acquisition Holdings Corp. (“CHAC”), CCCL’s business combination partner, and the largest independent shareholder of CCCL. In response to a letter sent by certain members of our group dated August 25, 2011, we received an e-mail from Chairman Paul Kelly dated September 2, 2011 in which he declined our offer to meet with the Board to assist with its evaluation of strategic alternatives, including a take private transaction. Mr. Kelly instead invited us to submit any proposals that we have in writing to the Board. Accordingly, we are submitting this proposal (the “Proposal”) with the support of Macquarie Capital (USA) Inc. (“Macquarie”), an affiliate of which has proposed to provide financing for a take private transaction.
As we indicated in our previous letter, as a U.S.-listed Chinese company, CCCL is operating in a hostile capital markets environment where it faces a myriad of challenges that are suppressing shareholder value. In our view, CCCL’s Board must meaningfully and carefully consider the implications of the following issues and implement remedial measures and strategic initiatives to counteract them:
•	U.S. investors have not understood or properly valued CCCL’s operating results and growth prospects, notwithstanding CCCL’s investor relations efforts;

•	The fear of “China frauds” has significantly reduced CCCL’s valuation along with the valuations of other small capitalization China stocks traded in the U.S. and this trend does not look likely to change; and

•	CCCL’s cost of capital, particularly equity capital, is extremely high, such that it cannot raise working capital or growth capital on reasonable terms without significantly damaging existing CCCL shareholders.
Since the closing of the transaction with CHAC:
•	the Company has consistently met or exceeded all of its financial and operational targets; and

•	the management team has exceeded our expectations and has proven its ability to successfully manage and grow the business.
Despite this superior operational performance, CCCL’s shares trade at a Price-to-Earnings multiple of less than two times on both a trailing and forward basis. This valuation multiple is at the bottom of CCCL’s peer group (see attachment).
Proposed Transaction:
We believe that the Board needs to actively and quickly address CCCL’s current U.S. capital markets situation. We have reviewed and discussed CCCL’s capital markets alternatives with financial advisors and other interested parties. We believe that the best alternative for CCCL is to execute a take private transaction (the “Transaction”) and subsequently consider public re-listing opportunities on viable international exchanges, such as the Hong Kong Stock Exchange.
As noted in a recent Wall Street Journal article, other Chinese companies that trade on U.S. markets are also employing the take private strategy as a means to address the institutional issues and bias in the US markets. (See “Stung, Chinese Firms Now Look to Go Private,” Dinny McMahon, September 2, 2011.) A take private transaction is the best solution for a credible Chinese company to address these issues.
We have spent significant effort and expense investigating the potential Transaction. Macquarie has proposed providing the financing for the purchase of the outstanding equity of CCCL. As you are aware, the Macquarie Group is a global diversified financial services firm with a leading market position in the Asia-Pacific region and a strong presence in selected markets around the world. The firm is a highly-respected underwriter and investor in the Hong Kong and China markets.
Please understand that we hope to work cooperatively with the Board and management to effectuate this Transaction. At a minimum, we would expect the management of CCCL to participate by rolling their equity into the Transaction. We would also expect the other founders of CHAC to seriously consider participating with us.

Next Steps:
Our hope is that the work necessary to evaluate the Transaction we have proposed could be completed in a limited time frame with minimal disruption to CCCL. The process would follow appropriate corporate governance procedures and confidentiality guidelines so that the Board of CCCL can ultimately review a complete offer proposal.
In order to advance our current Proposal, we request that our designees and Macquarie be granted access to CCCL in order to:
•	Perform reasonable commercial due diligence;

•	Generate reasonable financial models;

•	Prepare a strategic business plan; and

•	Meet and confer with management.
This will allow a more complete proposal, including a price per share, to be delivered to the Board for its consideration.
In order to fully explain our Proposal, we would like to have a meeting to discuss a process and timeline with the U.S.-resident board members and have an identical discussion in Mandarin between the China-resident board members and our China-based representatives.
We hope that this letter and our request for a meeting with CCCL’s Board to discuss our Proposal will be favorably received. Please notify us by Monday October 3, 2011 whether you will do so and provide us with some suggested dates and locations where we could meet. Please note that we have filed this letter with the SEC consistent with our obligations under U.S. federal securities law.

Very truly yours,
/s/ James Dunning
James D. Dunning, Jr.

/s/ Alan Hassenfeld
Alan G. Hassenfeld

/s/ Greg Smith
Gregory E. Smith

/s/ David M. Knott
David Knott/Knott Partners